RE: EXEMPTION 82-1629

[redacted]DER REPORT

02028651

SUPPL

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER: JILBEY ENTERPRISES LTD.

CUSIP No. IF KNOWN:

FILE No:

[...]ON OF THE INSIDER (BLOCK LETTERS)

SURNAME: [...]ERHOF

GIVEN NAMES (IN ORDER): GERHARD WILLIAM

No / STREET / APT.: BOX 6, SITE 9, R.R. #1

CITY: TRENTON, ~~NS~~

PROV: NOVA SCOTIA — POSTAL CODE: B0K 1X0

INSIDER NUMBER IF KNOWN: — CUSIP No.:

BUSINESS TELEPHONE NUMBER: 902 755-3245

CORRESPONDENCE (QUÉBEC AND FEDERAL ONLY): ENGLISH (1) [X] FRENCH (2) [ ]

CHANGE FROM PREVIOUS REPORT: YES [ ] NO [X]

SEE INSTRUCTIONS ON THE BACK. GREY AREAS ARE RESERVED FOR INTERNAL USE.

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	[X]	MANITOBA	[ ]
BANK ACT	[ ]	ONTARIO	[ ]
BRITISH COLUMBIA	[X]	QUÉBEC	[X]
CBCA	[X]	SASKATCHEWAN	[ ]

OTHERS: UNITED STATES SEC

2. INSIDER DATA

RELATIONSHIP(S) WITH REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER: DAY 04 MONTH 02 YEAR 02

CHANGE FROM PREVIOUS REPORT: YES [ ] NO [X]

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ, Ⓓ, Ⓔ AND Ⓕ ONLY, AND LIST SECURITIES OF ALL CLASSES HELD — SEE ALSO INSTRUCTION 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ PREVIOUS BALANCE OF CLASS OF SECURITIES TRADED	Ⓒ TRANSACTIONS: SEC. CODE	DATE (DAY MONTH YEAR)	NATURE	NUMBER VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ OWNERSHIP	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
COMMON SHARES	33,000								33,000	0	
COMMON SHARES	10,000		20 03 02	20	100,000		.10		110,000	1	VOTIX CORPORATION LTD.
COMMON SHARES	19,000								19,000	2*	
COMMON SHARE OPTIONS	100,000								100,000	0	

PROCESSED MAY 14 2002 THOMSON FINANCIAL

02 APR 23 AM 11:31

02 APR 25 AM 11:01

ATTACHMENT YES [ ] NO [X]

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

6. REMARKS

* SHARES HELD IN TRUST ACCOUNTS FOR MY SONS.

dw 4/29

7. SIGNATURE

NAME (BLOCK LETTERS): GERHARD WILLIAM FELDERHOF — SIGNATURE: [signature] — DATE OF THE REPORT: DAY 04 MONTH 04 YEAR 02

KEEP A COPY FOR YOUR FILE.

01019

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

Re: EXEMPTION 82-1629

INSIDER REPORT

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE.

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER: JILBEY ENTERPRISES LTD.

CUSIP No. IF KNOWN:

FILE No:

2. INSIDER DATA

RELATIONSHIP(S) WITH REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER: DAY 04 MONTH 02 YEAR 02

CHANGE FROM PREVIOUS REPORT: YES [ ] NO [X]

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: FELDERHOF

GIVEN NAMES (IN ORDER): GERHARD WILLIAM

No / STREET / APT.: BOX 6, SITE 9, R.R. #1

CITY: TRENTON, ~~NS~~

PROV.: NOVA SCOTIA POSTAL CODE: B0K 1X0

INSIDER NUMBER IF KNOWN:

CUSIP No.:

BUSINESS TELEPHONE NUMBER: 902 755-3245

CORRESPONDENCE: (QUÉBEC AND FEDERAL ONLY) ENGLISH (1) [X] FRENCH (2) [ ]

CHANGE FROM PREVIOUS REPORT: YES [ ] NO [X]

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	[X]	MANITOBA	[ ]
BANK ACT	[ ]	ONTARIO	[ ]
BRITISH COLUMBIA	[X]	QUÉBEC	[X]
CBCA	[X]	SASKATCHEWAN	[ ]

OTHERS: UNITED STATES SEC

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ, Ⓓ, Ⓔ AND Ⓕ ONLY, AND LIST SECURITIES OF ALL CLASSES HELD — SEE ALSO INSTRUCTION 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ PREVIOUS BALANCE OF CLASS OF SECURITIES TRADED	Ⓒ TRANSACTIONS: SEC. CODE	DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ OWNERSHIP	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
COMMON SHARES	33,000								33,000	0	
COMMON SHARES	10,000		20 03 02	20	100,000		.10		110,000	1	VOTIX CORPORATION LTD.
COMMON SHARES	19,000								19,000	2*	
COMMON SHARE OPTIONS	100,000								100,000	0	

ATTACHMENT YES [ ] NO [X]

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

6. REMARKS

* SHARES HELD IN TRUST ACCOUNTS FOR MY SONS.

7. SIGNATURE

NAME (BLOCK LETTERS): GERHARD WILLIAM FELDERHOF

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 04 MONTH 04 YEAR 02

KEEP A COPY FOR YOUR FILE.

01019

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE